[redacted]

11016489

D.G. 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 52002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sheasley 206-302-6870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S
(Name – *if individual, state last, first, middle name*)

1750 112th Ave NE, Suite E 200, Bellevue, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN Sheasley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moss Adams Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

– None –

KRISTIN N COOLEY
COMMISSION EXPIRES
NOTARY PUBLIC
7-2-2014
STATE OF WASHINGTON

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public 2/28/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Moss Adams Capital LLC

Statements of Financial Condition

December 31, 2010 and 2009

and

Independent Auditor's Report

Hellam Varon
CERTIFIED PUBLIC ACCOUNTANTS

mgi
BUSINESS SOLUTIONS WORLDWIDE

INDEPENDENT AUDITOR'S REPORT

The Members
Moss Adams Capital LLC

We have audited the accompanying statements of financial condition of Moss Adams Capital LLC as of December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

Hellam Varon & Co Inc PS

Bellevue, Washington
February 24, 2011

Hellam, Varon & Co. Inc. P.S. *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

MOSS ADAMS CAPITAL LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 576,701	$ 899,586
Accounts receivable, less allowance for doubtful accounts of $1,245 ($27,708 in 2009)	15,204	56,834
Unbilled receivables, less allowance for doubtful accounts of $385 ($-0- in 2009)	2,595	-
Other advances	640,000	300,000
Property and equipment, less accumulated depreciation of $14,309 ($13,087 in 2009)	6,217	1,593
	$ 1,240,717	$ 1,258,013

	2010	2009
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 16,205	$ 9,932
Accrued liabilities	57,503	187,299
Other payables	154,844	36,413
	228,552	233,644
Members' equity	1,012,165	1,024,369
	$ 1,240,717	$ 1,258,013

The accompanying notes are an integral part of these financial statements.

MOSS ADAMS CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Moss Adams Capital LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Limited Liability Company formed in Washington State. Moss Adams Capital LLC provides investment banking services to middle-market companies located in the Western United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – The Company places its cash with a high-credit-quality financial institution. At times, cash balances may be in excess of the FDIC insurance limit.

Credit risk – Credit risk is represented by unsecured trade accounts receivable. Bad debts are provided for using the allowance method based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year.

Property and equipment – Property and equipment are carried at cost. Depreciation is provided using a method that approximates the straight-line method over estimated useful lives of five years.

Income taxes – The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their respective returns. The Company is subject to a limited liability company fee in California.

Management evaluates its income tax positions on a regular basis and believes it has taken no significant uncertain tax positions that could result in additional taxes to the Company. The Company has not recognized any interest or penalties associated with uncertain tax positions. All income tax returns filed after 2006 remain subject to examination by governmental agencies.

3. RELATED PARTY TRANSACTIONS

Moss Adams LLP (the majority member) owns 65% of the member equity interest in the Company. Three partners of the Company own the remaining 35%.

Other advances includes $640,000 and $300,000 from the majority member at December 31, 2010 and 2009, respectively. Other payables include $154,844 and $36,413 to the majority member at December 31, 2010 and 2009, respectively. Certain Company expenses are paid by the majority member on its behalf, and these items are charged against an intercompany accounts payable account.

As the Company and majority member are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. DISTRIBUTIONS

The Company may distribute undistributed net earnings from prior years to the members in 2011. These distributions will be made in amounts that maintain the Company's net capital requirements at all times.

5. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 24, 2011, the date the financial statements were available for issue.

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS
mgi

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Moss Adams Capital LLC
Seattle, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Moss Adams Capital LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Moss Adams Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Moss Adams Capital LLC's management is responsible for the Moss Adams Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including calculations of unrelated revenue prepared by management), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hellam Varon & Co Inc PS
Bellevue, Washington
February 25, 2011

Moss Adams Capital LLC
Statements of Financial Condition

December 31, 2010 and 2009

Financial Statements